Exhibit 2

TAT Technologies Ltd.
P.O. Box 80, Gedera 70750 Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Adv. Idan Lidor, and Adv. Shachar Hananel or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual and special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel, on July 13, 2023 at 17:00 P.M. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below in this Proxy.

A shareholder’s proxy card must be received by the Company no later than July 13, 2023, 13:00 P.M. Israel time; otherwise it shall not be valid at the Meeting.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEMS 4 AND 5, WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSALS SET FORTH IN ITEMS 4 AND 5. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 4 AND 5, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.

Item No. 1
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Item No. 2
Approval of the re-election of each of Mr. Amos Malka, Mr. Gillon Beck and Roni Meninger (Independent Director), to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders.

		FOR	AGAINST	ABSTAIN
VOTE FOR EACH DIRECTOR SEPARATELY.
	I. Mr. Amos Malka II. Mr. Gillon Beck III. Ms. Roni Meninger (Independent Director)	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐

Item No. 3	Approval of the expiration date of 50,000 options of the company's chairman of the board of directors, Mr. Amos Malka.	FOR	AGAINST	ABSTAIN
		☐	☐	☐

Item No. 4	Approval of the expiration date of 100,000 options of the company's chief executive officer, Mr. Igal Zamir.	FOR	AGAINST	ABSTAIN
		☐	☐	☐

By marking the “NO” box below, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 2. If you cannot make such confirmation, please check the “YES” box? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 2).
		NO	YES
		☐	☐

Item No. 5	Renewing and amendment of the company's compensation policy for an additional three (3) years.	FOR	AGAINST	ABSTAIN
		☐	☐	☐

By marking the “NO” box below, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 2. If you cannot make such confirmation, please check the “YES” box
		NO	YES
		☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on June 15, 2023, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual and special general meeting or any adjournments thereof.

Signature _________          Date _________ 2023.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.